UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                     AMENDMENT NUMBER 1 TO FORM 10-SB12(g)

                  GENERAL FORM FOR REGISTRANTS OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

                       Under Section 12(b) or (g) of the
                        Securities Exchange Act of 1934

                                 PIEDMONT, INC.
                 (Name of Small Business Issuer in its charter)

           Utah                                              33-0052057
(State or other jurisdiction of                     (I.R.S. Employer I.D. No.)
incorporation or organization)

3700 Susan St., Ste. 200,
Santa Ana, California                                       92704
----------------------------------------                 ----------
(Address of principal executive officers)                (Zip Code)


Issuer's telephone number:(949) 770-2578; Fax 603-375-6582

Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered

N/A                                                        N/A

           Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                                 (Title of Class)

[CAPTION]
TABLE OF CONTENTS                                          PAGE

   PART I
   ------

ITEM 1.  Description of Business                            3

ITEM 2.  Management's Discussion and Analysis or
         Plan of Operation                                 14

ITEM 3.  Description of Property                           15

ITEM 4.  Security Ownership of Certain Beneficial
         Owners and Management                             15

ITEM 5.  Directors, Executive Officers, Promoters
         and Control Persons                               16

ITEM 6.  Executive Compensation                            17

ITEM 7.  Certain Relationships and Related Transaction     17

ITEM 8.  Description of Securities                         17

   PART II
   -------

ITEM 1.  Market Price of and Dividends on Registrant's
         Common Equity and Other Shareholder Matters       19

ITEM 2.  Legal Proceedings                                 21

ITEM 3.  Changes in and Disagreements with Accountants     21

ITEM 4.  Recent Sales of Unregistered Securities           21

ITEM 5.  Indemnification of Directors and Officers         22

PART F/S

Financial Statements                                       22

   PART III
   --------

ITEM 1.  Index to Exhibits                                 22

ITEM 2.  Description of Exhibits                           29

Signatures                                                 29

ITEM 1. DESCRIPTION OF BUSINESS

Special Note Regarding Forward-Looking Statements.

This registration statement on Form 10-SB contains forward-looking statements that involve risks and uncertainties that address:

 - business strategies;
 - expectations regarding our strategy;
 - our financial condition or results of operations;
 - forecasts;
 - trends, including growth, in the electronic commerce market and;
 - new products.

Forward-looking statements generally can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations thereof (including their use in the negative), or by discussions of strategies, opportunities, plans or intentions. Such statements include but are not limited to statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," as well as captions elsewhere in this prospectus. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements, including those discussed under "Risk Factors" and "Business."

In addition, such forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions or expectations will be achieved. The information contained in this registration statement, including the section discussing risk factors, identifies important factors that could cause such differences.

BACKGROUND

PIEDMONT, INC. (the Company) is a Utah corporation formed on June 29, 1983, under the name of Teal Eye, Inc. Its principal place of business is located at 3700 Susan Street, Ste. 200, Santa Ana, California 92704. The Company merged with Terzon Corporation and changed its name to Terzon Corporation in 1984. It subsequently changed its name to Candy Stripers Candy Corporation. It was engaged in the business of manufacturing and selling candy and gift items to hospital gift shops across the country. The Company was traded over the counter (OTCBB) for several years. It ceased the candy manufacturing operations and filed for Chapter 11 Bankruptcy protection in 1986. After emerging from Bankruptcy in 1993, it was dormant until September, 1997 when the Company attempted an acquisition of Fort Stockton Oil & Gas Co., Texas. The acquisition agreement was canceled by mutual consent in April, 1998. The Company changed its name to Piedmont, Inc. in January, 1998.

The nature of the Company's business is the development of an on- line shopping mall ("cybermall") on the Internet which offers a range of goods and services for sale to consumers over the Internet. Our primary web site is www.PiedmontCyberMall.com. We have six different retail websites which sell toys, electronics, health and beauty, sporting goods, gifts, books, music and videos.

Our intent is to provide value to both the end-user and to our vendors by providing a range of goods and services in one location. We believe that our vendors may see increased traffic from customers arriving at our web site for the purpose of browsing for an unrelated product or service.

The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets. The Company anticipates that it will continue to file such reports, notwithstanding the fact that it may not otherwise be required to file a registration statement under Section 12(g) of the Exchange Act.

INDUSTRY BACKGROUND

The Internet is a world-wide series of interconnected electronic and/or computer networks. Individuals and companies recently have recognized that the technological capabilities of the Internet provide a medium not only for the promotion and communication of ideas and concepts, but also for the presentation and sale of information, goods and services. The Internet has been accessible principally through personal computers, but recently several companies have announced "Web TV" and hand-held wireless products designed to provide access to the Internet through alternative devices. We believe that the new Web TV and wireless products will increase the number of people shopping on-line through the Internet.

The terms "Electronic Commerce" and "Internet commerce" encompass the use of the Internet for selling goods and services. The use of the Internet as a marketing and advertising tool is enhanced by the ability to communicate information through the Internet to a large number of individuals, businesses and other entities. Because of the "virtual" nature of electronic commerce, an on- line presence in the form of a web site for merchants can reduce significantly or eliminate the costs of maintaining a physical retail facility. On-line merchants can also achieve significant savings by eliminating traditional product packaging, print advertising and other point of purchase materials. Marketing on the Internet can be especially advantageous for smaller companies because it removes many physical and capital barriers to entry and levels the competitive playing field by allowing smaller companies to compete with larger companies effectively.

The unique characteristics of the Internet create a number of advantages for online retailers and have dramatically affected the manner in which companies distribute goods and services. Specifically, online retailers use the Internet to:

 1. provide consumers with a broad selection of products and services, increased information and enhanced convenience;
 2. operate with reduced overhead costs and greater economies of scale;

 3. frequently adjust featured selections, editorial content and pricing, providing significant merchandising flexibility;
 4. "display" a larger number of products than traditional retailers at lower cost; and obtain demographic and behavioral data about customers, increasing opportunities for direct marketing and personalized services.

The Internet also provides a powerful and convenient means for consumers to order products and services. As a result of the increased use of the Internet and the benefits of online retailing, we believe consumer spending on the Internet will grow rapidly.

INTERNET SECURITY

One of the largest barriers to a potential customer's willingness to conduct commerce over the Internet is the perceived ability of unauthorized persons to access and use personal information about the user, such as credit card account numbers, social security numbers and bank account information. Concerns about the security of the Internet include the authenticity, verification and certification of who users are, and privacy protection for access to private information transmitted over the Internet. We believe recent advances in this area greatly have reduced the possibility of such unauthorized access or use, which in turn may increase acceptance by consumers of electronic commerce. We are not aware of any occasion in which a user's credit card was misappropriated while transacting business on our web site. "See Risk Factors-Insecure transmission of confidential information and third party misconduct could hurt consumer confidence in Internet commerce."

Our current electronic commerce services use secure sockets layer, or SSL, protocol. SSL supports a fully digital encrypted session (up to 128-bit, depending on the browser) between the web browser and the web server. This security method provides a high level of encryption protection for our users' credit card numbers, bank account numbers, and other personal information. To our knowledge, we have never experienced any significant problems with security. However, we cannot assure you that we will never experience such a problem in the future. See "Risk Factors Insecure transmission of confidential information and third party misconduct could hurt consumer confidence in Internet commerce."

ELECTRONIC COMMERCE SERVICES

Electronic commerce services include the ability to import, organize and retrieve products electronically, process transactions securely, and receive credit card payments over the Internet. We have contracted with various third party providers to create or service the various components of our web site, such as our credit software, auction software and contest software. Depending on the agreement, third party providers receive up-front payment or transaction fees, or a combination of both. We do not own any proprietary rights to the software used to power the various components of our web site. See "Business - Intellectual Property."

PRODUCTS AND SERVICES

The nature of the Company's business is the development of an on-line shopping mall ("cybermall") on the Internet which offers a range of goods and services for sale to consumers over the Internet. Our primary web site is www.PiedmontCyberMall.com. We have six different retail websites which sell toys, electronics, health and beauty, sporting goods, gifts, books, music and videos.

Our intent is to provide value to both the end-user and to our vendors by providing a range of goods and services in one location. We believe that our vendors may see increased traffic from customers arriving at our web site for the purpose of browsing for an unrelated product or service.

We intend to devote the majority of our advertising and marketing efforts to develop the Piedmont Cyber Mall name. The PiedmontCyberMall.com website is divided into the following six areas of interest and products for sale, which will guide users to the products and services available: toys, electronics, health and beauty, sporting goods, gifts, books, music and videos. We offer the ability to purchase these items in each individual storefront on our website by the user submitting an order on-line and entering a credit card number. The product is then shipped directly to the customer. We receive a monthly commission on all sales through our various stores by virtue of a resellers agreement with Vstore, a Vcommerce Company. The hosting, creation, maintaining and order processing and fulfillment are handled by Vstore. Vcommerce Corporation is the leading provider of outsourced commerce on the Web. Vcommerce offers companies a comprehensive and scalable end-to-end solution that quickly and seamlessly integrates e-commerce into their existing businesses. The Vcommerce infrastructure includes all the hosting, transaction processing, customer service, order fulfillment and merchandising and marketing programs necessary to power successful online retailers. Comprised of more than one million products across thousands of categories, Vcommerce connects its commerce partners to the most extensive supplier network on the Web. A privately held company, Vcommerce is funded by Archery Capital, Benchmark Capital, CMGI @Ventures, and Pequot Capital Management.

Users also can register for a newsletter which provides updates regarding special and sale items. We receive a percentage of all sales resulting from these links from purchases made on other shopping web sites or other Internet retailers. We will also have affiliate revenue sharing arrangements with approximately 100 other shopping web sites and Internet retailers.

STRATEGY

Our strategy is to continue to develop the PiedmontCyberMall.com web site by adding new features such as a membership generator and database, a fully automated contest software, credit software, a database to maintain credit balances, a shopping cart system, and the auction software. We also intend to open additional virtual stores selling different products from those in our present stores and a food court which will specialize in up-scale items such as wine, cheeses and caviar.

SALES AND MARKETING

We intend to attract visitors to our web site in order to increase our advertising revenue and sales of products offered by us and our merchants through a combination of advertising and promotion efforts. Although we currently do not have the cash resources to engage in large scale or high profile advertising campaigns, we intend to raise additional funds in the future in order to increase our advertising by conducting direct mail campaigns targeted to computer households, placing advertisements in newspapers, and eventually through radio and television campaigns.

We intend to pursue several avenues relating to sales and marketing in the next year of operations. We believe that on- line affiliations are one of the most efficient formats for brand building and we currently are weighing affiliations with portals and service providers due to their strength with our target customer bases.

COMPETITION

The on-line commerce market is new, rapidly evolving and intensely competitive. Our current or potential competitors include (i) e-commerce solution providers that provide shopping cart based transaction products such as: Yahoo/Viaweb, Icat and Pandesic; (ii) Web developers that incorporate E-commerce products in their solutions such as Mercantec, Hiway and Simplenet; (iii) on-line shopping malls and auction houses such as The Internet Mall, Branch Mall, iMall, the Yahoo Store, Amazon.com, eBay and Zauction; and (iv) product search software and comparison shopping sites such as Excite's Jengo, Yahoo Junglee, MSN's Sidewalk.com and Webmarket.com.

We believe the principal competitive factors in this market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of editorial and other site content, reliability and speed of fulfillment. We are a development stage company with limited resources and operating history. Most of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Some of our competitors may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to web site and systems development than we can. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise.

GOVERNMENT REGULATIONS

We currently are not subject to direct regulation by any government agency, other than regulations applicable to businesses in general. For example, the formation of a licensed insurance agency web site to sell insurance will be subject to all of the laws and regulations applicable to insurance agencies generally. However, there currently are few laws or regulations directly applicable to Internet access or electronic commerce. It is possible that in the future laws and regulations may be adopted with respect to the Web, covering issues such as user privacy, pricing, characteristics and quality of products and services. Moreover, the application of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve.

INTELLECTUAL PROPERTY

We do not possess any patents. We rely on a combination of trademark, copyright and trade secret laws to protect our proprietary rights. We are in the process of registering the trademark "Piedmont Cyber Mall" in the United States. In addition, we own most of the domain names of the web sites appearing in our cybermall.

RISK FACTORS

The Company's business is subject to numerous risk factors including, but not limited to, the following:

RISKS RELATED TO OUR BUSINESS

WE ANTICIPATE FUTURE LOSSES AND NEGATIVE CASH FLOW, WHICH MAY LIMIT OR DELAY OUR ABILITY TO BECOME PROFITABLE.

We have incurred losses since our inception and expect to experience operating losses and negative cash flow for the foreseeable future. We anticipate our losses will continue to increase from current levels because we expect to incur additional costs and expenses related to:

- brand development, marketing and other promotional activities;

- the continued development of our Web site;

- the expansion of our product offerings and Web site content; and

- development of relationships with strategic business partners.

Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

OUR OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT.

The following are material factors that may harm our business or cause our operating results to fluctuate:

- our inability to obtain new customers at reasonable cost, retain existing customers or encourage repeat purchases;

- seasonality;

- our inability to adequately maintain, upgrade and develop our Web site;

- the ability of our competitors to offer new or enhanced Web sites, services or products;

- our inability to obtain product lines from our suppliers;

- the availability and pricing of merchandise from vendors; and

- increases in the cost of online or offline advertising.

Any change in one or more of these factors could reduce our gross margins in future periods. Due to our limited operating history, it is difficult to predict the seasonal pattern of our sales and the impact of seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, and may cause a shortfall in net sales as compared to expenses in a given period.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND  FUTURE
COMPETITORS.

We expect competition in online sales through cybermall stores to intensify in the future. Increased competition is likely to result in price pressure, reduced gross margins and loss of market share, any of which could seriously harm our net sales and operating results. In addition, the retail industry is intensely competitive. We currently or potentially compete with a variety of other companies, including:

- traditional retailers of our products;

- brand owners of the products we sell;

- other online retailers of our products; and

- catalog retailers.

Many of our competitors have advantages over us including longer operating histories, greater brand recognition and significantly greater financial, sales and marketing and other resources. In addition, traditional store-based retailers offer customers benefits that are not obtainable over the Internet, such as enabling customers to physically inspect a product before purchase and not incurring costs associated with maintaining a Web site. See "Business --Competition".

IF WE ARE UNABLE TO BUILD AWARENESS OF THE COMPANY'S WEBSITE, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST COMPETITORS WITH GREATER NAME RECOGNITION AND OUR SALES COULD BE ADVERSELY AFFECTED.

If we are unable to economically achieve or maintain a leading position in online commerce or to promote and maintain our brand, our business, results of operations and financial condition could suffer. We believe that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of our brand will depend largely on our success in increasing our customer base. If our consumers do not perceive us as offering a desirable way to purchase merchandise, we may be unsuccessful in promoting and maintaining our brand. Furthermore, in order to attract and retain customers and to promote and maintain our brand in response to competitive pressures, we plan to increase our marketing and advertising budgets and otherwise to increase substantially our financial commitment to creating and maintaining brand loyalty among vendors and consumers. See "Business -- Strategy", " Sales and Marketing" and "-- Competition".

IF WE ENTER NEW BUSINESS CATEGORIES THAT DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BRAND AND REPUTATION COULD BE DAMAGED AND WE COULD FAIL TO ATTRACT NEW CUSTOMERS.

If we launch or acquire a new department or product category that is not favorably received by consumers, our brand or reputation could be damaged. This damage could impair our ability to attract new customers, which could cause our net sales to fall below expectations. An expansion of our business will require significant additional expenses, and strain our management, financial and operational resources. This type of expansion would also subject us to increased risk. We may choose to expand our operations by developing other new departments or product categories, promoting new or complementary products, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties. In addition, we may pursue the acquisition of other new or complementary businesses, products or technologies.

IF OUR STRATEGY TO SELL PRODUCTS OUTSIDE OF THE UNITED STATES IS NOT SUCCESSFUL, OUR INCREASES IN OPERATING EXPENSES MAY NOT BE OFFSET BY INCREASED SALES.

If we are not able to successfully market, sell and distribute our products in foreign markets or if certain risks and uncertainties of doing business in foreign markets prove insurmountable then these factors could have a material adverse effect on our future global operations, and consequently, on our operating margins. Although we currently may not sell merchandise to customers outside the United States, we intend to do so in the future. We do not currently have any Web site content localized for foreign markets, and we cannot be certain that we will be able to establish a global presence. In addition, there are certain risks inherent in doing business on a global level, including:

- regulatory requirements;

- export restrictions;

- tariffs and other trade barriers;

- difficulties in staffing and managing foreign operations;

- difficulties in protecting intellectual property rights;

- longer payment cycles;

- problems in collecting accounts receivable;

 - political instability;

 - fluctuations in currency exchange rates; and

 - potentially adverse tax consequences.

IF WE EXPERIENCE PROBLEMS WITH OUR THIRD-PARTY SHIPPING SERVICES, WE COULD LOSE CUSTOMERS.

We rely on our suppliers for shipping services who in turn rely upon third-party carriers, primarily Federal Express and UPS, for product shipments. We are therefore subject to the risks, including employee strikes and inclement weather, associated with these carriers' ability to provide delivery services to meet our customer's shipping needs. In addition, failure to deliver products to our customers in a timely manner would damage our reputation and brand.

OUR OPERATING RESULTS DEPEND ON OUR INTERNALLY DEVELOPED WEB SITE. IF THE SITE DOES NOT PERFORM SATISFACTORY, WE COULD LOSE CUSTOMERS AND NET SALES COULD BE REDUCED.

The satisfactory performance, reliability and availability of our Web site is critical to our operating results, as well as to our ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the unavailability of our Web site or reduced performance of our suppliers transaction systems would reduce the volume of sales and the attractiveness of our service offerings. This would seriously harm our business, operating results and financial condition.

OUR NET SALES COULD DECREASE IF OUR SUPPLIERS' ONLINE SECURITY MEASURES FAIL.

Our relationships with our customers may be adversely affected if the security measures that our suppliers use to protect their personal information, such as credit card numbers, are ineffective. If, as a result, we lose many customers, our net sales could decrease.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR OUR FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, COULD DISRUPT OUR OPERATIONS AND RESULT IN LOSS OF NET SALES.

Our future performance will depend on the continued services of our management and key personnel and the ability to attract additional management and key personnel. The loss of the services of one or more of our key personnel could seriously interrupt our business. We depend on the continued services and performance of our senior management and other key personnel. Our relationships with these officers and key employees are at will and none of our officers or key employees is bound by an employment agreement for any specific term.

                          RISKS RELATED TO OUR INDUSTRY

WE DEPEND ON INCREASING USE OF THE INTERNET AND ON THE GROWTH OF ONLINE
COMMERCE.

Our future revenues substantially depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet, the Web and online services is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

Our business, financial condition and results of operations would be seriously harmed if:

- use of the Internet, the Web and other online services does not continue to increase or increases more slowly than expected;

- the infrastructure for the Internet, the Web and other online services does not effectively support expansion that may occur;

- the Internet, the Web and other online services do not become a viable commercial marketplace; or

- traffic to our Web site decreases or fails to increase as expected or if we spend more than we expect to attract visitors to our Web site.

IF WE ARE UNABLE TO ACQUIRE THE NECESSARY WEB DOMAIN NAMES, OUR BRAND AND REPUTATION COULD BE DAMAGED AND WE COULD LOSE CUSTOMERS.

We may be unable to acquire or maintain Web domain names relating to our brand in the United States and other countries in which we may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand, which could damage our brand and reputation and take customers away from our Web site. We currently hold the "PiedmontCyberMall.com" domain name and may seek to acquire additional domain names. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. The changes in the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top- level domains. Governing bodies may establish additional top- level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

WE MAY NEED TO CHANGE THE MANNER IN WHICH WE CONDUCT OUR BUSINESS IF GOVERNMENT REGULATION INCREASES.

The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, and taxation apply to the Internet. In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we do business, which may result in additional expenses. For instance, we may need to spend time and money revising the process by which we fulfill customer orders to ensure that each shipment complies with applicable laws. We may need to hire additional personnel to monitor our compliance with applicable laws. We may also need to modify our software to further protect our customers' personal information.

WE MAY BE SUBJECT TO LIABILITY FOR THE INTERNET CONTENT THAT WE PUBLISH.

As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. If we face liability, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology.

OUR NET SALES COULD DECREASE IF WE BECOME SUBJECT TO SALES OR
OTHER TAXES.

If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our products, our net sales and results of operations could be harmed. We do not currently collect sales or other similar taxes for physical shipments of goods. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operation could subject our shipments in other states to state sales taxes under current or future laws. If our suppliers become obligated to collect sales taxes, our customers may be discouraged from purchasing products from us because they have to pay sales tax, causing our net sales to decrease. As a result, our suppliers may need to lower prices to retain these customers which would result in decreased gross profit.

                       RISKS RELATED TO SECURITIES MARKETS

             WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS

We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We require substantial working capital to fund our business. Since our inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. We currently anticipate that our available funds will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. After that, we may need to raise additional funds.

NO PUBLIC MARKET FOR OUR COMMON STOCK CURRENTLY EXISTS AND AN ACTIVE TRADING MARKET MAY NOT DEVELOP OR BE SUSTAINED.

There has been no public market for our common stock. We cannot be certain that an active trading market for our common stock will develop or be sustained.

[CAPTION]

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

The costs and expenses associated with the preparation and filing of this registration statement have been paid for by an advance from a shareholder of the Company. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's officers and directors in the immediate future. However, unless the Company is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

Risk Factors and Cautionary Statements

This Registration Statement contains certain forward- looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward- looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to maintain its existence as a viable entity, and other risks detailed in the Company's periodic report filings with the Commission.

Plan of Operation

Piedmont develops Internet resources to provide internet users with a comprehensive web site where they can obtain goods and services. We are in the process of implementing our business model and entering into contracts with merchants who can provide the goods and services to be sold through our web site. We launched our website www.PiedmontCyberMall.com, in July, 2000. We currently intend to raise additional capital in the next six months, either in the form of equity, debt, or a combination thereof. Additional funding may be unavailable, or if it is available, the terms of such financing may be unacceptable to us.

We expect our future revenue to be derived from several sources including: (i) retail sales of goods to consumers; (ii) commissions or royalties paid by strategic partners for orders received through us; (iii) advertising on our web sites, and (iv) fees for electronic commerce services and fees paid by store vendors featured on our web site.

We expect to hire between three to four additional employees in the next six months, depending on demand for the products and services we offer and the growth of our operations generally, as may be necessary to sustain growth and to remain competitive. The nature of our business is the development of an on-line shopping mall ("cybermall") on the Internet which offers a range of goods and services for sale to consumers over the Internet. Our primary web site is www.PiedmontCyberMall.com.

We have six different retail websites ("storefronts") which sell toys, electronics, health and beauty, sporting goods, gifts, books, music and videos.

Employees The Company's has two employees at the present time which are the Company's officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. We expect to hire between three to four additional employees in the next six months, depending on demand for the products and services we offer and the growth of our operations generally, as may be necessary to sustain growth and to remain competitive.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company at present has no interest in any real property. The Company neither owns nor leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements, and accordingly, have not been reflected therein.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known to the Company, as of August 4, 2000, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Title of        Name/Address                Shares         Percentage
Class           of Owner                    Owned          Beneficially
                                                           Owned
--------     ------------------------      -------         ------------
Common       Vincent van den Brink         20,000           .20 %
             3700 Susan St., Ste. 200
             Santa Ana, CA  92626

             Rita Thomas                   20,000           .20 %
             3700 Susan St., Ste. 200
             Santa Ana, CA  92626

             Villa Nova Mgmt. Co., Inc. (1) 9,737,229      96.5 %
             1800 Boulder Hwy
             Henderson, NV 89104

             Directors and Officers        40,000            .40%
             as a group


(1) Villa Nova Management Co., Inc. is majority owned by Dr. Sandra Sawyer, former President and Director of the Company. Dr. Sawyer resigned from the Company in 1998.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.

Members of the Company's Board of Directors of the Company serve until the next annual meeting of the shareholders, or until their successors have been elected. Executive officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

The Company's officers and directors will devote such time to the business on an as-needed basis, which is expected to require ten to twenty hours each per month.

Information as to the directors and executive officers of the Company is as follows:

Name/Address                  Age            Position
------------------------      ---            ------------------
Vincent van den Brink         59             President/Director
3700 Susan St., Ste. 200
Santa Ana, CA  92704

Rita Thomas                   54             Secretary/Director
3700 Susan St., Ste. 200
Santa Ana, CA 92704

Vincent van den Brink has been President and Director of the Company since 1998. Since October 1997 to present, he has been a Financial Consultant with Airway Capital, Costa Mesa, California, providing asset based lending, factoring, equipment leasing, and export financing for various businesses. From June 1985 until May 1997, he was a Business Consultant writing business plans and business development plans for companies across the country. Since 1978 to present, in addition to working for the above companies, he has been operating an export business providing export consulting, export products and sourcing products for international clients. Mr. Van den Brink is the Secretary/Treasurer of Theinternetcorp.net, Inc. and President of Morgan Clark Management Co., Inc., both of which are public reporting companies. He holds a Bachelor's degrees in automotive engineering from the Auto Technische School in Apeldoorn, Netherlands. He is fluent in English, Dutch, German and Afrikaans.

Rita Thomas, age 54, is president of Thomas & Associates, a paralegal services firm in Orange, California. From 1990 to present Ms. Thomas has provided legal support services including document and information research, teaching and litigation staff support for various legal firms. From 1985 to April, 1990, Ms. Thomas owned and operated Select Care Products, Inc., a company offering individual distributorship programs for pet care products. Ms. Thomas has been a financial consultant and an independent Life and Health Insurance Agent and Broker between 1986 and present. Between 1961 and 1989, Ms. Thomas has taught in public school and private school from kindergarten through university level in Louisiana, Virginia, Texas, Pennsylvania, Colorado, and California. Ms. Thomas was Director of Paralegal Studies, Orange Coast College, California from 1989 to 1991 where she was involved in administration of student and teacher activities and counseling of legal studies and teaching in legal and computer classes. Ms. Thomas is the President and Director of Mill Creek Research, Inc. and Regency Capital West, Inc., both of which are public reporting companies. Between 1965 and 1967, Ms. Thomas received her degrees in BA Education and MEd. from McNeese State University, Lake Charles, Louisiana where she was Director of Childcare Center. Ms. Thomas received her juris doctorate degree in 1985 from Western State University, Fullerton, California.

ITEM 6. EXECUTIVE COMPENSATION.

The Company's directors do not receive any compensation for their services rendered to the Company, nor have they received such compensation in the past. They have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations. As of the date of this registration statement, the Company has no funds available to pay directors. Further, the directors are not accruing any compensation pursuant to any agreement with the Company.

On December 27, 1997, the stockholders approved setting aside 500,000 shares of common stock for an employee stock bonus plan, the terms of which are to be determined by the Board of Directors.

As of August 4, 2000, no stock has been issued under the plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

       None.

ITEM 8.  DESCRIPTION OF SECURITIES.

       Common Stock

The Company's Articles of Incorporation authorized the issuance of 140,000,000 shares consisting of 100,000,000 shares of common stock, $0.001 par value, and 40,000,000 shares of preferred stock, $0.001 par value, of which 10,093,195 shares of common stock were issued and are now outstanding. All shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by shareholders. Also, common shareholders are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro- rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of 40,000,000 shares of preferred stock, $0.001 par value, none of which have been issued. The Company currently has no plans to issue any preferred stock. The Company's Board of Directors has the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock; however no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings, and in meeting corporate needs which may arise. If opportunities arise that would make the issuance of preferred stock desirable, either through public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholders meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock. This could result in dilution of the income per share and net book value of the common stock.

Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factor existing at the time of issuance.

Therefore it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time, and does not intend to issue any preferred stock at any time except on terms which it deems to be in the best interest of the Company and its shareholders.

The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Utah law could delay or make more difficult a merger, tender offer, or proxy contest involving the Company. Although such provisions are intended to enable the Board of Directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain shareholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

  PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND RELATED SHAREHOLDER MATTERS.

The Company's common stock is not quoted on the over-the-counter market or on any other recognized market or exchange. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

Market Price

The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state.

Although there is presently no market for the Company's shares of common stock, if a market does develop it is likely that the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g- 9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

The National Association of Securities Dealers, Inc. ("NASD"), which administers The Nasdaq Stock Market, has recently made changes in the criteria for initial listing on The Nasdaq Small Cap Market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4.00 per share. In order to continue to be included on The Nasdaq Stock Market, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share. There can be no assurances that the Company will qualify its securities for listing on The Nasdaq Stock Market or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the over- the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

As of the date hereof, the Company has issued and outstanding 10,093,195 shares of common stock, 9,859,329 of which are deemed "restricted securities" as defined by the Securities Act. These restricted shares are held by present officers and directors of the Company, and past officers and directors, and one control entity. The Company has 637 shareholders.

Restricted shares that have been beneficially owned for more than one year may be eligible for sale under Rule 144, subject to the volume and other limitations set forth by such Rule. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

[CAPTION]
ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There are no changes in nor disagreements with the Company's Accountant.

[CAPTION]
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On November 24, 1997, Villa Nova Management Co., Inc., signed an acquisition agreement with Pilaras Oil and Gas, Inc., to acquire 100% of the stock of Fort Stockton Oil and Gas, a subsidiary of Pilaras Oil and Gas. This contract was assigned to the Company on November 28 for common stock in the Company. However, on April 21, 1998, the contract was cancelled by mutual consent. The stock issued to Villa Nova Management was retained as payment in preparing proxy statements, amending the Articles of Incorporation, and other legal services. The Board of Directors reaffirmed the previous issuance of 9,737,229 shares of common stock (76,000,000 shares split to 760,000 shares and 8,977,229 post split) for $7,000 consisting of $2,000 for services and $5,000 for rent.

During the year ended November 30, 1998, the Company issued 124,100 shares of common stock for services rendered. The stock was issued at par value because the stock has no market value and the value of the services rendered could not be determined.

During the year ended November 30, 1999, the Company issued 70,000 shares of common stock for services rendered. The stock was issued at par value because the stock has no market value and the value of the services rendered could not be determined.

The issuance of these restricted shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution. In connection with these private transaction, the Company believes that each purchaser (i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for his/her/its own account for investment purposes and not with a view to or for resale in connection with any distribution for purpose of the federal securities laws, (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition and (iv) was aware that the certificate representing the securities would bear a legend restricting their transfer.

These shares were issued in a private transaction in accordance with the exemption from registration afforded by Sections 3(b) and 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

[CAPTION]
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by the provisions of the Utah Revised Business Corporation Act (the "Utah Act"), the Company has the power to indemnify an individual made a party to a proceeding because they are or were a director, against liability incurred in the proceeding, if such individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company and, in a criminal proceeding, they had no reasonable cause to believe their conduct was unlawful. Indemnification under this provision is limited to reasonable expenses incurred in connection with the proceeding. The Company must indemnify a director or officer who is successful, on the merits of otherwise, in the defense of any proceeding or in defense of any claim, issue, or matter in the proceeding, to which they are a party to because they are or were a director of officer of the Company, against reasonable expenses incurred by them in connection with the proceeding or claim with respect to which they have been successful. Pursuant to the Utah Act, the Company's Board of Directors may indemnify its officers, directors, agents, or employees against any loss or damage sustained when acting in good faith in the performance of their corporate duties.

The Company may pay for or reimburse reasonable expenses incurred by a director, officer employee, fiduciary or agent of the Company who is a party to a proceeding in advance of final disposition of the proceeding provided the individual furnishes the Company with a written affirmation that their conduct was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and undertake to pay the advance if it is ultimately determined that they did not meet such standard of conduct.

Also pursuant to the Utah Act, a corporation may set forth in its articles of incorporation, by-laws or by resolution, a provision eliminating or limiting in certain circumstances, liability of a director to the corporation or its shareholders for monetary damages for any action taken or any failure to take action as a director.

This provision does not eliminate or limit the liability of a director (i) for the amount of a financial benefit received by a director to which they are not entitled; (ii) an intentional infliction of harm on the corporation or its shareholders; (iii) for liability for a violation of Section 16- 10a-842 of the Utah Act (relating to the distributions made in violation of the Utah Act); and
(iv) an intentional violation of criminal law. To date, the Company has not adopted such a provision in its Articles of Incorporation, By-Laws, or by resolution. A corporation may not eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. The Utah Act also permits a corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees, fiduciaries or agents.

Transfer Agent

The Company has engaged Atlas Stock Transfer Corp., Salt Lake
City, Utah as its transfer agent.

PART F/S

[CAPTION]
                           INDEPENDENT AUDITORS' REPORT

Board or Directors
Piedmont, Inc.
Santa Ana, California

We have audited the balance sheet of Piedmont, Inc., formerly Candy Stripers Candy Corporation, as of August 31, 2000, November 30, 1999 and November 30, 1998, and the related statements of operations, stockholders' equity and cash flows for the period December 1, 1999 to August 31, 2000, and the years ended November 30, 1999 and November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Piedmont, Inc. at August 31, 2000, November 30, 1999 and November 30, 1998, and the results of its operations and cash flows for the period of December 1, 1999 to August 31, 2000, and the years ended November 30, 1999 and November 30, 1998, in conformity with generally accepted accounting principles.


Kurt D. Saliger
______________________
Kurt D. Saliger, C.P.A.
(Nevada State License No. 2335)
Certified Public Accountant
Las Vegas, Nevada
January 22, 2001

                                    PIEDMONT, INC.
                       (Formerly Candy Stripers Candy Corporation)
                                     BALANCE SHEET


                                                August 31,       November 30,
                                                2000           1999       1998
                                                ----------     -----      ----
         ASSETS

CURRENT ASSETS:
     Cash                                      $    0        $  0         $  70
Stock subscriptions
   TOTAL CURRENT ASSETS                        $    0                     $  70

OTHER ASSETS:

   TOTAL ASSETS                                $    0        $  0         $  70

                            LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                               $ 1137      $ 1137         $ 950
Sales tax payable
Loans payable
                                               ______      ______         ______
TOTAL CURRENT LIABILITIES                      $ 1137      $ 1137         $ 950

STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value,
    authorized 40,000,000 shares;
    no shares issued
  Common stock, $.001 par value,
    authorized 100,000,000 issued:

    November 30,1998  10,023,195                                         10,023
    November 30,1999  10,093,195                           10,093
    August 31, 1999   10,093,195               10,093
  Additional paid-in capital                3,646,297   3,646,297     3,646,297
  Accumulated loss                         (3,657,527) (3,657,527)   (3,657,202)

     TOTAL STOCKHOLDERS' EQUITY                 (1137)      (1137)         (880)

  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                         $    0     $     0         $  70


                              See accompanying notes to financial statements.


                                       PIEDMONT, INC.
                        (Formerly Candy Stripers Candy Corporation)
                                 STATEMENT OF OPERATIONS

                                       December 1, 1999    For the year ended
                                             to               November 30,
                                       August 31, 2000     1999          1998
                                       ----------------    ------------------
REVENUE:
Sales                                     $   0           $    0     $    0
Miscellaneous income

TOTAL REVENUE

EXPENSES:
     Rent                                                             5,000
Bank charges                                                             80
Professional fees                                            325        950
License and taxes
Office supplies
Telephone
Interest expense
Services rendered                                                     2,124
                                         $   0
TOTAL EXPENSES                                              (325)    (8,154)
                                       ----------------    ------------------
OTHER INCOME:
Forgiveness of debt

GAIN (LOSS) BEFORE TAXES                     0              (325)    (8,154)
State Tax                                    0                 -

NET INCOME (LOSS) AFTER TAXES            $   0             $(325)  $ (8,154)

                              See accompanying notes to financial statements.


                                       PIEDMONT, INC.
                         (Formerly Candy Stripers Candy Corporation)
                              STATEMENT OF STOCKHOLDERS' EQUITY

                                                                   Additional
                                Preferred     Common Stock         paid-in       Accumulated
                                Stock      Shares        Amount    capital       loss
                                ---------  --------------------    ----------    -----------
Balance, November 30, 1997          0      23,298,985    23,299    3,625,897     (3,649,048)


December 15, 1997, issued                      72,000        72
  for services rendered,
  at par value

December 15, 1997, issued
  for fees to prepare proxy
  statement and to amend
  Articles of Incorporation,
  at par value                             76,000,000    76,000      (76,000)

December 30, 1997, reverse
  stock split, 100-1                      (98,377,119)  (98,377)      98,377

February 6, 1998, issued
  for proposed acquisition
  of Fort Stockton Oil &
  Gas, Inc.                                 8,977,229     8,977       (1,977)

June 9, 1998, issued for
  services rendered                            52,100        52

Net loss, year ended
  November 30, 1998                 0                                                (8,154)
                                ---------  --------------------    ----------    -----------

Balance, November 30, 1998          0      10,023,195    10,023    3,646,297     (3,657,202)

December 1, 1998, issued for
  services rendered                            60,000        60

August 19, 1999, issued for
  services rendered                            10,000        10

Net loss, year ended
  November 30, 1999                 0                                                 (325)
                                ---------  ----------------------  ---------    -----------
                                           10,093,195     10,093   3,646,297    (3,657,527)
Net income, December 1, 1999
  to August 31, 2000                                                                     0
                                ---------  ----------------------  ---------    -----------
Balance, August 31, 2000        ---------  ----------------------  ---------    -----------
                                           10,093,195      10,093  3,646,297    (3,657,527)

                              See accompanying notes to financial statements.

[CAPTION]

                                             PIEDMONT, INC.
                              (Formerly Candy Stripers Candy Corporation)
                                         STATEMENT OF CASH FLOWS

                                               December 1, 1999       For the year ended
                                                    to                November 30,
                                               August 31, 2000           1999       1998
                                               ----------------       ------------------
Cash Flows from Operating Activities:
   Net income (loss)                                    0            $(325)     $ (8,154)
   Stock issued for services                                            70         7,124
   Decrease in assets
   Increase (decrease) in
      Liabilities                                       0              185           950

      Net Cash Flows from Operating
      Activities                                        -              (70)          (80)

Cash Flows from Investing Activities:                   -                -             -
Cash Flows from Financing Activities:
   Stock subscriptions
   Cancel stock                                         0

      Net Cash Flows from Financing
      Activities                                        -                -
Net increase (decrease) in cash                         -              (70)          (80)
Cash, beginning of period                               0               70           150
Cash, end of period                                 $   0             $  0        $   70

                        See accompanying notes to financial statements.


[CAPTION]

                                 PIEDMONT, INC.
                  (Formerly Candy Stripers Candy Corporation)
                         NOTES TO FINANCIAL STATEMENTS
            August 31, 2000, November 30, 1999 and November 30, 1998

NOTE 1 - HISTORY, ACCOUNTING POLICIES AND PROCEDURES

The Company was incorporated June 29, 1983 under the laws of the State of Utah as Teal Eye, Inc. On September 7, 1984, the Company merged with Terzon Corp. and amended its Articles of Incorporation changing the Company name to Terzon Corp. On September 7, 1984, the Company amended its Articles of Incorporation changing its name to Candy Stripers Candy Corporation. On January 6, 1998, the Company amended its Articles of Incorporation changing its name to Piedmont, Inc.

On November 24, 1997, Villa Nova Management Co., Inc., signed an acquisition agreement with Pilaras Oil and Gas, Inc., to acquire 100% of the stock of Fort Stockton Oil and Gas, a subsidiary of Pilaras Oil and Gas. This contract was assigned to the Company on November 28 for common stock in the Company. However, on April 21, 1998, the contract was cancelled by mutual consent. The stock issued to Villa Nova Management was retained as payment in preparing proxy statements, amending the Articles of Incorporation, and other legal services.

On December 22, 1997, the stockholders authorized 40,000,000 shares of preferred stock at $.001 par value, the terms and conditions of which are to be set by the Board of Directors. As of August 31, 2000, no shares of preferred stock had been issued.

On December 30, 1997, the Company authorized a 100-1 reverse stock split reducing the outstanding stock by 98,377,119 shares.

The Board of Directors reaffirmed the previous issuance of 9,737,229 shares of restricted common stock (76,000,000 shares split to 760,000 shares and 8,977,229 post split) to Villa Nova for $7,000 consisting of $2,000 for cancellation of a corporate promissory note and $5,000 for rent.

During the year ended November 30, 1998, the Company issued 124,100 shares of common stock for services rendered. The stock was issued at par value because the stock has no market value and the value of the services rendered could not be determined.

During the year ended November 30, 1999, the Company issued 70,000 shares of common stock for services rendered. The stock was issued at par value because the stock has no market value and the value of the services rendered could not be determined.

The nature of the Company's business is the development of websites, including consultation and design, for the sale of retail products. The Company is presently contracting with various companies for the resale of home gift items and expects to have its website fully functional within 60 days.

The Company has adopted the following accounting policies and procedures:

1. The Company uses the accrual method of accounting.

2. Earnings (loss) per share is calculated using a weighted averaged number of shares of common stock outstanding.

3. The Company has elected a fiscal year ending November 30th.

 NOTE 2 - EMPLOYEE STOCK OPTION PLAN

On December 27, 1997, the stockholders approved setting aside 500,000 shares of common stock for an employee stock bonus plan, the terms of which are to be determined by the Board of Directors.

 NOTE 3 - WARRANTS AND OPTIONS

There are no warrants or stock options outstanding to acquire any additional shares of common stock of the Company,

  NOTE 4 - GOING CONCERN

The Company's financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has incurred substantial operating losses for the past several years and has an excess of liabilities over assets at August 31, 2000. The Company's ability to continue as a going concern is contingent upon its ability to operate profitably, to obtain additional equity investment, or to merge with an operating company.

  PART III

   ITEM 1.  Index to Exhibits

   The following exhibits are filed with this Registration
   Statement:

Exhibit      Exhibit Name

a.           Articles of Incorporation of Teal Eyes, Inc.
b.           Amendment to Articles of Incorporation of Teal
             Eyes, Inc.
c.           Amendment to Articles of Incorporation of Terzon
             Corporation.
d. Amended and Restated Articles of Incorporation of Candy Stripers Candy Corp.
e.           By-Laws of Teal Eyes, Inc.

27           Financial Data Schedule
                      ________________

   ITEM 2. Description of Exhibits

           See Item 1 above.

                                    SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

PIEDMONT, INC.
 (Registrant)

Date: January 25, 2001

By: /s/ Vincent van den Brink
     ________________________________
     Vincent van den Brink, President


[CAPTION]
EXHIBIT 3.1

           ARTICLE OF INCORPORATION OF TEAL EYE, INC.

     We, the undersigned, natural persons of the age of twenty-one or more, for the purpose of organizing a corporation pursuant to the Utah Business Act, do hereby adopt the following Articles of Incorporation for such corporation

     ARTICLE I

          NAME:  The name or the corporation is TEAL EYE, INC.

    ARTICLE II

    DURATION: The existence of the corporation shall be perpetual unless dissolved according to law.

    ARTICLE III

     PURPOSE:  The purposes for which the corporation is organized are (1)   to
make, manufacture, distribute and sell all and any kinds of ceramic goods; (2) to invest money in legitimate and productive enterprises and (3) to engage in any lawful act or activity for which a corporation may be organized under the Utah Business Corporation Act, other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the Utah Business Corporation Act.

     ARTICLE IV

     CAPITALIZATION: The aggregate number of shares which this corporation shall have authority to issue is Fifty Million (50,000,000) shares of common voting stock, par value of One Mill ($.001) per share. All stock of the corporation shall be of the same class and have the same rights and preferences. There shall be no pre-emptive rights.

    ARTICLE V

     MINIMUM PAID IN CAPITAL: The corporation shall not commence business until consideration of the value of at least One Thousand Dollars ($1,000) has been received by it for the issuance of such shares.

     ARTICLE VI

     REGISTERED OFFICE AND AGENT: The address of this corporation's initial registered office and the name of its original registered agent at such address is: Roger Nemelka 460 West 200 South Aurora, Utah 84620.

     ARTICLE VII

     INITIAL BOARD OF DIRECTORS: The number of the directors constituting the initial Board of Directors of the corporation is three (3) and the names and addresses of persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are:

     Roger Nemelka
     460 West 200 South
     Aurora, Utah  84620

     David Hadley11
     West Miller
     Murray, Utah  84107

     Jaylene Nemelka
     460 West 200 South
     Aurora, Utah  84620

      ARTICLE VIII

        OFFICERS: Officers of this corporation shall include President, one or more Vice-Presidents, a Secretary and a Treasurer. The President, Vice-President or Vice-Presidents, the Secretary and the Treasurer shall be elected by the Board of Directors and may, but need not be, elected from the members of the Board.

     ARTICLE IX

       NON-ASSESSABILITY OF STOCK: Shares of stock of this corporation shall be non-assessable for any purpose. The private property of the stockholders shall not be liable for the debts, obligations or liabilities of this corporation.

     ARTICLE X

INDEMNIFICATION: Any person made a party to or involved in any civil, criminal or administrative action, suit or proceeding by reason of the fact that he or his testator or intestate is or was director, officer, or employee of the corporation, or any corporation which he, the testator, or intestate serves as such at the request of the corporation shall be indemnified by the corporation against expenses reasonably incurred by him or imposed by him in connection with or resulting from the defense or such action, suit or proceeding and in connection with or resulting from any appeal therein, except with respect to matters as to which it is adjudged in such action, suit or proceeding that such officer, director, or employee was liable to the corporation, or to such other corporation for negligence or misconduct in the performance of his duty. As used herein the term "expenses" shall include obligations incurred by such persons for the fees, judgments, awards, fines, penalties and amounts paid in satisfaction of judgment or in settlement of any action, suit or proceeding, except amounts paid to the corporation or such other corporation by him. A judgment or conviction whether based on plea of guilty or nolo-contendre or its equivalent or after trial shall not of itself be deemed an adjudication that such director, officer or employee is liable to the corporation, or such other corporation, for negligence or, misconduct in the performance of his duties. Determination of the rights of such indemnification and the amount thereof may be made at the option of the person to be indemnified pursuant to the procedure set forth in the By-Laws or by any of the following procedures: a. Order of the Court or administrative body or agency having jurisdiction of the action, suit or proceeding;

b. Resolution adopted by a majority of the Quorum of Board of Directors of the corporation without counting in such majority a quorum any directors who have incurred expense in connection with such action, suit or proceeding;

c. If there is no Quorum of Directors who have not incurred expense in connection with such action, suit or proceeding, then by resolution by the majority of the committee of stockholders and directors appointed by the Board of Directors;

d. Resolution adopted by a majority of the Quorum of Directors entitled to vote at any meeting; or

e. Order of any Court having jurisdiction over the corporation. Any such determination that a payment by way of indemnity should be made will be binding upon the corporation, such right of indemnification shall not be exclusive of any other right which such directors, officers and employees of the corporation end the other persons above-mentioned may have or hereafter acquire and, without limiting the generality of such statements, they shall be entitled to their respective rights or indemnification under any By-Laws, Agreement, vote of stockholders, provisions of law, or otherwise as well as their rights under this Article. The provisions of this Article shall apply to any member of any committee appointed by the Board of Directors as fully as though such persons had been a director, officer, or employee of the corporation.

        ARTICLE Xl
      INCORPORATORS:

Roger Nemelka
460 West 200 South
Aurora, Utah 84620

David Hadley
11 West Miller
Murray, Utah  84107


Jaylene Nemelka
460 West 200 South
Aurora, Utah 84620

     IN WITNESS WHEREOF, we the undersigned original incorporators herein above-named have set our hands this 24th day of June, 1983.


/s/ Roger Nemelka
_____________________

    ROGER NEMELKA


/s/ David Hadley
_____________________

    DAVID HADLEY


/s/ Jaylene Nemelka
_____________________

   JAYLENE NEMELKA



[CAPTION]
EXHIBIT 3.2
ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION

Pursuant to the applicable provisions of the Utah Business Corporations Act, the undersigned Corporation adopts the following Articles of Amendment to its Articles of Incorporation by stating the following:

FIRST:  The present name of the corporation is Teal Eye, Inc.

     SECOND: The following amendments to its Articles of Incorporation were adopted by the shareholders of the corporation on July 17, 1984, in the manner prescribed by Utah law.

1.  Article I is amended to read as follows:

     ARTICLE I-NAME

The name of the corporation (hereinafter called the Corporation) is Terzon Corporation.

2.  Article IV is amended to read as follows:

     ARTICLE IV-CAPITALIZATION

     The aggregate number of shares which this corporation shall have authority to issue is One Hundred Million (100,000,000) shares of common voting stock, par value of Qne Mill ($.001) per share. All stock of the corporation shall be of the sane class and have the same rights and preferences. There shall be no pre- emptive rights and no cumulative voting.

THIRD: The number of shares of the Corporation outstanding and entitled to vote at the time of the adoption of said amendment was 2,600,000 shares.

FOURTH: The number of shares voted for such amendments was 2,120,000 and the number voted against such amendments was None.

DATED this 17th day of July, 1984.

Attest:

 TEAL EYE, INC.

By:

/s/ Jaylene Nemelka
______________________
  Secretary, President

VERIFICATION       )
STATE OF UTAH      ):. ss
COUNTY OF SALT LAKE}

The undersigned being first duly sworn, deposes and states: that the undersigned is the Secretary of Teal Eye, Inc., that the undersigned has read the Articles of Amendment and knows the contents thereof and that the sane contains a truthful statement of the amendment duly adopted by the stockholders of the Corporation.

Jaylene Nemelka
_____________________
Secreatry

VERIFICATION       )
STATE OF UTAH      ):. ss
COUNTY OF SALT LAKE}

    Before me the undersigned Notary Public in and for the said County and State, personally appeared the President and Secretary of Teal Eye, Inc., a Utah corporation, and signed the foregoing Articles of Amendment as their own free and voluntary act and deed pursuant to a corporate resolution for the uses and purposes set forth.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 17th day of July, 1984.

My Commission Expires:

Thomas G. Kimble
Nov 1, 1985
NOTARY PUBLIC residing at
Salt Lake County, Utah

                                             (Seal)


[CAPTION]
EXHIBIT 3.3
ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF TERZON CORPORATION

Pursuant to the applicable provisions of the Utah Business Corporations Act, the undersigned Corporation adopts the following Articles of Amendment to its Articles of Incorporation by stating the following:

FIRST:  The present name of the corporation is Terzon Corporation.

SECOND: The following amendments to its Articles of Incorporation were adopted by the shareholders of the corporation on September 7, 1984, in the manner prescribed by Utah law.

1.  Article I is amended as follows:

    ARTICLE I - NAME

The name of the corporation (hereinafter called the Corporation) is Candy Stripers Candy Corporation.

THIRD: The number of shares of the Corporation outstanding at the time of the adoption of said amendment and the number of shares entitled to vote thereon was 11,267,500.

FOURTH: The number of shares voted for such amendments was 8,161,591 and the number voted against such amendments was -0-.

DATED this 7th day of September, 1984.

Attest:
TERZON CORPORATION

George C. Terzis

By:      Chris Terzis
_________________________________
      George C. Terzis, Secretary
      Chris Terzis, President

[CAPTION]
EXHIBIT 3.4
AMENDED & RESTATED
ARTICLES OF INCORPORATION
OF CANDY STRIPERS CANDY CORPORATION

     The undersigned, SANDRA S. SAWYER , VINCENT VAN DEN BRINK, and RITA THOMAS hereby certify that:

     ONE: They are the duly elected and acting President and Secretary, respectively, and constitute the Board of Directors of CANDY STRIPERS CANDY CORPORATION, (the "Corporation").

     TWO: The Articles of Incorporation of the Corporation shall be amended and restated to read in full as follows:

    "FIRST: The present name of the corporation is CANDY STRIPERS CANDY CORPORATION, which is hereby amended and changed to PIEDMONT, INC. (the "Corporation").

     SECOND: The principal office of the Corporation in the State of Utah is located at 1981 E. 4800 South, Ste. 100, Salt Lake City, Utah 84117. The name and address of the registered agent of the Corporation is Interwest Transfer Co., Inc., P.O. Box 17136, Salt Lake City, Utah 84117.

     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Utah General Corporation Law.
   FOURTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

    A. The governing board of this Corporation shall be known as the board of directors (the "Board of Directors" or the "Board") and its members all be known as directors, and the number of directors may from time to time be increased or decreased by resolution of the Board of Directors, provided that the number of directors shall not be reduced to less than three (3). The Board of Directors shall be divided into three classes, as nearly equal in number as possible, and the term of office for each respective class of directors shall be so arranged that the term of office of directors of one class shall expire at each successive annual meeting of stockholders, and in all cases as to each director until their successor shall be elected and shall qualify, or until his earlier resignation, removal from office, death or incapacity. At each annual meeting of stockholders after the first annual meeting, the number of directors equal to the number of directors of the class whose term expires at the time of such meeting (or such greater or lesser number as would be required by an increase or decrease in the size of the Board of Directors) shall be elected to hold office until the third succeeding annual meeting of stockholders after their election. This Article FOURTH may not be amended or repealed without the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the shares entitled to vote thereon.

    B. Special meetings of stockholders of the Corporation may be called only by the Chairman of the Board or the President or by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For purposes of these Amended and Restated Articles of Corporation, the term "Whole Board" shall mean the total number of authorized directors whether or not there exists any vacancies in previously authorized directorships.

   FIFTH:   A. The total number of shares of all classes of stock which the
Corporation shall have authority to issue is One Hundred forty million (140,000,000), consisting of One Hundred million (100,000,000) shares of common stock, par value one-tenth of one cent ($0.001) per share (the "Common Stock") and Forty million (40,000,000) shares of preferred stock, par value one-tenth of one cent ($0.001) per share (the "Preferred Stock").

    B. COMMON STOCK. The shares of Common Stock shall have no pre-emptive or preferential rights of subscription concerning further issuance or authorization of any securities of the Corporation. Each share of Common Stock shall entitle the holder thereof to one vote, in person or by proxy. The holders of the Common Stock shall be entitled to receive dividends if, as and when declared by the Board of Directors.

    The Common Stock may be issued from time to time in one or more series and shall have such other relative, participant, optional or special rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issuance of such Common Stock from time to time adopted by the Board of Directors pursuant to authority so to adopt which is hereby vested in the Board of Directors.

    C. PREFERRED STOCK. The Preferred Stock may be issued from time to time in one or more series and (a) may have such voting powers, full or limited, or may be without voting powers; (b) may be subject to redemption at such time or times and at such prices; (c) may be entitled to receive dividends (which may be cumulative or non-cumulative) at such rate or rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock; (d) may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (e) may be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation, at such price or prices or at such rates of exchange, and with such adjustments and (f) shall have such other relative, participating, optional or special rights, qualifications, limitations or restrictions thereof as shall hereafter be stated and expressed in the resolution or resolutions providing for the issuance of such Preferred Stock from time to time adopted by the Board of Directors pursuant to authority so to do which is hereby vested in the Board of Directors.

 At any time from time to time when authorized by resolution of the Board of Directors and without any action by its shareholders, the Corporation may issue or sell any shares of its stock of any Class or series, whether out of the unissued shares thereof authorized by these Amended and Restated Articles of Incorporation, as amended, or out of shares of its stock acquired by it after the issue thereof, and whether or not the shares thereof so issued or sold shall confer upon the holders thereof the right to exchange or convert such shares for or into other shares of stock of the Corporation of any class or classes or any series thereof. When similarly authorized, but without any action by its shareholders, the Corporation may issue or grant rights, warrants or options, in bearer or registered or such other form as the Board of Directors may determine, for the purchase of shares of the stock of any class or series of the Corporation within such period of time, or without limit as to time, of such aggregate number of shares, and at such price per share, as the Board of Directors may determine. Such rights, warrants or options may be issued or granted separately or in connection with the issue of any bonds, debentures, notes, obligations or other evidences of indebtedness or shares of the stock of any class or series of the Corporation and for such consideration and on such terms and conditions as the Board of Directors, in its sole discretion, may determine. In each case, the consideration to be received by the Corporation for any such shares so issued or sold shall be such as shall be fixed from time to time by the Board of Directors.
D. The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment. E. No holder of shares of stock of the Corporation shall be entitled as of right to purchase or subscribe for any part of any unissued stock of this Corporation or of any new or additional authorized stock of the Corporation of any class whatsoever, or of any issue of securities of the Corporation convertible into stock, whether such stock or securities be issued for money or for a consideration other than money or by way of dividend, but any such unissued stock or such new or additional authorized stock or such securities convertible into stock may be issued and disposed of to such persons, firms, corporations and associations, and upon such terms as may be deemed advisable by the Board of Directors without offering to stockholders of record or any class of stockholders upon the same terms or upon any terms.

   SIXTH: A. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board.
    B. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise provided by law or by resolution of the Board of Directors, be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

    C. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the by-laws of the Corporation.

    D. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any directors, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders at least fifty percent (50%) of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

   SEVENTH: The Board of Directors is expressly empowered to adopt, amend or repeal by-laws of the Corporation. Any adoption, amendment or repeal of the by-laws of the Corporation by the Board of Directors shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the by-laws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by these Amended and Restated Articles of Corporation, the affirmative vote of the holders of at least fifty percent (50%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the by-laws of the Corporation.

   EIGHTH: The Corporation reserves the right to amend or repeal any provision contained in this Amended and Restated Articles of Incorporation in the manner prescribed by the laws of the State of Utah and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Amended and Restated Articles of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Amended and Restated Articles of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to amend or repeal this Article EIGHTH, Article SIXTH, Article SEVENTH, or Article NINTH.

   NINTH: The Board of Directors of the Corporation, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of the Corporation, (b) merge or consolidate the Corporation with another corporation or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, may, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its stockholders, give due consideration to (i) all relevant factors, including without limitation the social, legal, environmental and economic effects on the employees, customers, suppliers and other affected persons, firms and corporations, and on the communities and geographical areas in which the Corporation and its subsidiaries operate or are located and on any of the businesses and properties of the Corporation or any of its subsidiaries, as well as such other factors as the directors deem relevant, (ii) not only the financial consideration being offered in relation to the then current market price for the Corporation's outstanding shares of capital stock, but also in relation to the then current value of the Corporation in a freely negotiated transaction and in relation to the Board of Directors' estimate of the future value of the Corporation (including the unrealized value of its properties and assets) as an independent going concern, and (iii) the obligations of the Corporation, and any of its subsidiaries, to provide stable, reliable services on a continuing or long term basis.

   TENTH: A director or officer of the Corporation shall have no personal liability to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of dividends in violation of the applicable statutes of Utah. If the Utah General Corporation Law is amended after approval by the stockholders of this Article TENTH to authorize corporate action further eliminating or limiting the personal liability of directors or officers, the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Utah General Corporation Law, as so amended from time to time. No repeal or modification of this Article TENTH by the stockholders shall adversely affect any right or protection of a director or officer of the Corporation existing by virtue of this Article TENTH at the time of such repeal or modification.

   ELEVENTH: A. The Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become a director or officer of the Corporation or is serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise or by reason of actions alleged to have been taken or omitted in such capacity or in any other capacity while serving as a director or officer. The indemnification of directors and officers by the Corporation shall be to the fullest extent authorized or permitted by applicable law, as such law exists or may hereafter be amended (but only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior to the amendment). The indemnification of directors and officers shall be against all loss, liability and expense (including attorneys fees, costs, damages, judgments, fines, amounts paid in settlement and ERISA excise taxes or penalties) actually and reasonably incurred by or on behalf of a director or officer in connection with such action, suit or proceeding, including any appeal; provided, however, that with respect to any action, suit or proceeding initiated by a director or officer, the Corporation shall indemnify such director or officer only if the action, suit or proceeding was authorized by the Board of Directors of the Corporation, except with respect to a suit for the enforcement of rights to indemnification or advancement of expenses in accordance with Section C below.

   B. The expenses of directors and officers incurred as a   party to any
threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative shall be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding; provided, however, that if applicable law so requires, the advance payment of expenses shall be made only upon receipt by the Corporation of an undertaking by or on behalf of the director or officer to repay ail amounts so advanced in the event that it is ultimately determined by a final decision, order or decree of a court of competent jurisdiction that the director or officer is not entitled to be indemnified for such expenses under this Article ELEVENTH.

    C. Any director or officer may enforce his or her rights to indemnification or advance payments for expenses in a suit brought against the Corporation if his or her request for indemnification or advance payments for expenses is wholly or partially refused by the Corporation or if there is no determination with respect to such request within 60 days from receipt by the Corporation of a written notice from the director or officer for such a determination. If a director or officer is successful in establishing in a suit his or her entitlement to receive or recover an advancement of expenses or a right to indemnification, in whole or in part, he or she shall also be indemnified by the Corporation for costs and expenses incurred in such suit. It shall be a defense to any such suit (other than a suit brought to enforce a claim for the advancement of expenses under Section B of this Article ELEVENTH where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in the Utah General Corporation Law. Neither the failure of the Corporation to have made a determination prior to the commencement of such suit that indemnification of the director or officer is proper in the circumstances because the director or officer has met the applicable standard of conduct nor a determination by the Corporation that the director or officer has not met such applicable standard of conduct shall be a defense to the suit or create a presumption that the director or officer has not met the applicable standard of conduct. In a suit brought by a director or officer to enforce a right under this Section C or by the Corporation to recover and advancement of expenses pursuant to the terms of an undertaking, the burden of proving that a director or officer is not entitled to be indemnified or is not entitled to an advancement of expenses under this Section C or otherwise, shall be on the Corporation.

     D. The right to indemnification and to the payment of expenses as they are incurred and in advance of the final disposition of the action, suit or proceeding shall not be exclusive of any other right to which a person may be entitled under these Amended and Restated Articles of Incorporation or any by-law, agreement, statute, vote of stockholders or disinterested directors or otherwise. The right to indemnification under Section A above shall continue for a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, next of kin, executors, administrators and legal representatives.

       E. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any loss, liability or expense, whether or not the Corporation would have the power to indemnify such person against such loss, liability or expense under the Utah General Corporation Law.

        F. The Corporation shall not be obligated to reimburse the amount of any settlement unless it has agreed to such settlement. If any person shall unreasonably fail to enter into a settlement of any action, suit or proceeding within the scope of Section A above, offered or assented to by the opposing party or parties and which is acceptable to the Corporation, then, notwithstanding any other provision of this Article ELEVENTH, the indemnification obligation of the Corporation in connection with such action, suit or proceeding shall be limited to the total of the amount at which settlement could have been made and the expenses incurred by such person prior to the time the settlement could reasonably have been effected.

       G. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation or to any director, officer, employee or agent of any of its subsidiaries to the fullest extent of the provisions of this Article ELVENTH subject to the imposition of any conditions or limitations as the Board of Directors of the Corporation may deem necessary or appropriate.

     TWELFTH: In the event of a conflict between the terms of these Amended and Restated Articles of Incorporation and the By- Laws of the Corporation, the terms and provisions of these Amended and Restated Articles of Incorporation shall govern.

     THREE: The foregoing amendment and restatement of the Articles of Incorporation has been approved by the Board of Directors of the Corporation on December 29, 1997.

     FOUR: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance the Utah Revised Business Corporation Act on December 22, 1997. The total number of outstanding shares entitled to vote with respect to the foregoing amendment and restatement of the Articles of Incorporation was 99,371,085 shares of Common Stock. The number of shares voting in favor of the foregoing amendment and restatement of the Articles of Incorporation was 84,069,421, which equaled or exceeded the vote required, such required vote being a majority of the outstanding shares of Common Stock.

 WE, THE UNDERSIGNED, being the members of the Board of Directors of the Corporation, for the purpose of adopting these Amended and Restated Articles of Incorporation under the laws of the State of Utah do make, file and record these Amended and Restated Articles of Incorporation, do certify that the facts herein stated are true, and, accordingly, have hereto set our hand and seal this 29th day of December, 1997.

(SEAL)

     By:   Sandra S. Sawyer
     Name: SANDRA S. SAWYER
     Title: Director, President

     By:   Vincent van den Brink
     Name: VINCENT VAN DEN BRINK
     Title: Director, Secretary, Treasurer

     By: Rita Thomas
     Name: RITA THOMAS
     Title: Director

[CAPTION]
EXHIBIT 3.5
BY-LAWS OF
TEAL EYE, INC.
                                    ARTICLE I

                                     OFFICES
Section 1.  The registered office shall be located in Aurora, Utah.

Section 2. The corporation may also have offices at such other places both within and without the state of Utah as the board of directors may from time to time determine or the business of the corporation may require.

                                    ARTICLE II

                         ANNUAL MEETINGS OF SHAREHOLDERS

Section 1. All meetings of shareholders for the election of directors shall be held in the state of California at such place as may be fixed from time to time by the board of directors. Section 2. Annual meetings of shareholders shall be held on the fourth Friday in the month of March if not a legal holiday, and if the fourth Friday is a legal holiday, then on the following Friday, at 10:00 A.M., at which the shareholders shall elect by a plurality vote a board of directors, and transact such other business as may be properly brought before the meeting. Section 3. Written or printed notice of the annual meeting stating the place, day and hour of the meeting shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.

                                  ARTICLE III
                        SPECIAL MEETINGS OF SHAREHOLDERS

Section 1. Special meetings of shareholders for any purpose other than the election of directors may be held at such time and place within or without the state of Utah as shall be stated in the notice of meeting or in a duly executed waiver of notice thereof.

Section 2. Special meetings of he shareholders, for any purpose or purposes may be called by the chairman of the board or the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of shareholders owning one-tenth of all the outstanding shares of the corporation. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of shareholders shall be 1imited to the purposes stated in the notice.

Section 3. Written or printed notice of a special meeting stating the place, day and hour of the meeting and the purpose of purposes for which the meeting is called, shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting,

       Section 4. The business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

                                   ARTICLE IV
                           QUORUM AND VOTING OF STOCK

       Section 1. The holders of a majority of the shares of stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by statute or by the articles of incorporation. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the shareholders present in person or represented by proxy shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

       Section 2. If a quorum is present the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the shareholders unless the vote of a greater number of shares of stock is required by law or the articles of incorporation.

       Section 3. Each outstanding share of stock, having voting power shall be entitled to one vote on each matter submitted to a vote at a meeting of
shareholders.   A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact.

       Section 4. Any action required to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                                   ARTICLE V
                                   DIRECTORS

        Section   1.   The number of directors shall be not less than five nor
more than 7.   Directors need not be residents of the state of Utah nor
shareholders of the corporation. The directors, other than the first board of directors, shall be elected at the annual meeting of the shareholders, and each director elected shall serve until the next succeeding annual meeting and until his successor shall have been elected and qualified.

       Section 2. Vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify.

        Section 3. The business affairs of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the articles of incorporation or by these by-laws directed or required to be exercised or done by the shareholders.

       Section 4. The directors may keep the books of the corporation, except such as are required by law to be kept within one state, outside the state of Utah, at such place or places as they may from time to time determine.

       Section 5. The board of directors, by the affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, shall have the authority to establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise.

                                   ARTICLE VI
                       MEETINGS OF THE BOARD OF DIRECTORS

       Section   1. Meetings of the board of directors, regular or special, may be held either within or without the state of Utah.

       Section   2. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the shareholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or it may convene at such place and time as shall be fixed by the consent in writing of all the directors.

       Section 3. Regular meetings of the board of directors may be held upon such notice, or without notice, and at such time and at such place as shall from time to time be determined by the board.

       Section 4. Special meetings of the board of directors may be called by the president on five days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors.

       Section 5. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the
meeting is not lawfully called or convened.   Neither the business to be
transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

       Section 6. A majority of the directors shall constitute a quorum for the transaction of business unless a greater number is required by law or by the articles of incorporation. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, unless the act of a greater number is required by statute or by the articles of incorporation. If a quorum shall not be present at any meeting of directors, the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

       Section 7. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof.

                                  ARTICLE VII
                              EXECUTIVE COMMITTEE

Section 1. The board of directors, by resolution adopted by a majority of the number of directors fixed by the by-laws or otherwise, may designate two or more directors to constitute an executive committee which, to the extent provided in such resolution, shall have and exercise all of the authority of the board of directors in the management of the corporation, except as otherwise required by law. Vacancies in the membership of the committee shall be filled by the board of directors, The executive committee shall keep regular minutes of its proceedings and report the same to the board when required.

                                  ARTICLE VIII
                                    NOTICES

    Section 1. Whenever, under the provisions of the statutes or of the articles of incorporation or of these bylaws, notice is required to be given to any director or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or shareholder, at his or her address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

    Section 2. Whenever any notice whatever is required to be given under the provisions of the statutes or under the provisions of the articles of incorporation or these by-laws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                                   ARTICLE IX
                                    OFFICERS

    Section 1. The officers of the corporation shall be chosen by the board of directors and shall be a president, a vice president, a secretary, and a treasurer. The board of directors may also choose additional vice-presidents, and one or more assistant secretaries and assistant treasurers.

    Section 2. The board of directors at its first meeting after each annual meeting of shareholders shall choose a president, one or more vice-presidents, a secretary and a treasurer, none of whom need be a member of the board.

    Section 3. The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined form time to time by the board of directors.

    Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors,

    Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

                                  THE PRESIDENT

    Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of shareholders and the board of directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect,

   Section 7. The president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

                               THE VICE-PRESIDENTS

   Section 8. The vice-president, or if there shall be more than one, the vice-presidents in the order determined by the board of directors, shall in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

                     THE SECRETARY AND ASSISTANT SECRETARIES

  Section 9. The secretary shall attend all meetings of the board of directors and all meetings of the shareholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform 1 ike duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he or she shall be. The secretary shall have custody of the corporate seal and he or she, or an assistant secretary, shall have the authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing of his or her signature.

  Section 10. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors, shall in the absence or disability of the secretary perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

                      THE TREASURER AND ASSISTANT TREASURERS

 Section 11. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors. Section 12. The treasurer shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his or her transactions as treasurer and of the financial condition of the corporation.

       Section 13. If required by the board of directors, the treasurer shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his or her office and for the restoration to the corporation, in case of death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

Section 14. The assistant treasurer or, it there shall be more than one, the assistant treasurers in the order determined by the board of directors, shall in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

                                   ARTICLE X
                            CERTIFICATES AND SHARES

Section 1. The shares of the corporation shall be represented by certificates signed by the president or a vice- president and the secretary or an assistant secretary of the corporation, and may be sealed with the seal of the corporation or a facsimile thereof.

       When the corporation is authorized to issue shares of more than one class there shall be set forth upon the face or back of the certificate, or the certificate shall have a statement that the corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, preferences, limitations, and relative rights of the shares of each class authorized to be issued and, if the corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences between the shares of each such series so far as the same have been fixed and determined and the authority of the board of directors to fix and determine the rel at ive rights and preferences of subsequent series.

       Section 2. The signatures of the officers of the corporation upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the corporation itself or an employee of the corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

                                LOST CERTIFICATES

       Section 3. The board of directors may direct a new certificate to be issued in place of any certificate previously issued by the corporation alleged to have been lost or destroyed. When authorizing such issue of a new certificate, the board of directors in its discretion and as a condition precedent to the issuance thereof, may prescribe such terms and conditions as it deems expedient, and may require such indemnities as it deems adequate, to protect the corporation from any claim that may be made against it with respect to any such certificate alleged to have been lost or destroyed.

                                TRANSFER OF SHARES

       Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto, and the old certificate cancelled and the transaction recorded upon the books of the corporation.

                            CLOSING OF TRANSFER BOOKS

      Section 5. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the board of directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

REGISTERED SHAREHOLDERS

       Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not its shall have express or other notice thereof, except as otherwise provided by the laws of Utah.

                               LIST OF SHAREHOLDERS

       Section 7, The officer or agent having charge of the transfer books for shares shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of each and the number of shares held by each, which list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate of thereof, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of the shareholders.

                                   ARTICLE XI
                               GENERAL PROVISIONS

                                    DIVIDENDS

       Section 1. Subject to the provisions of the Articles of Incorporation relating thereto, if any, dividends may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to any provisions of the articles of incorporation.

       Section 2, Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may modify or abolish any reserve in the manner it was created.

                                      CHECKS
   Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board or directors may from time to time designate.

                                   FISCAL YEAR
Section 4. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

                                       SEAL

     Section 5. The corporate seal shall have inscribed thereon, the name of the corporation, the year of its organization and the words "Corporate Seal, Utah". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                  ARTICLE  XII
                                   AMENDMENTS

       Section 1. These by-laws may be altered, amended, or repealed or new by-laws may be adopted by the affirmative vote of a majority of the board of directors at any regular or special meeting of board.

       No by-law shall be adopted by the directors which shall require more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law or by the articles of incorporation. The shareholders shall have the right to change or repeal any by-laws adopted by the directors.

       Section 2. These by-laws may be altered, amended or repealed or new by-laws may be adopted at any regular or special meeting of shareholders at which a quorum is present or represented, by the affirmative vote of a majority of the stock entitled to vote, provided notice of the proposed alteration, amendment or repeal be contained in the notice of such meeting.

[CAPTION]

EXHIBIT 27

[TYPE]EX-27
[DESCRIPTION]FINANCIAL DATA SCHEDULE
[ARTICLE]5
[MULTIPLIER]1
PERIOD-TYPE>                     12-MOS              6-MOS
[FISCAL-YEAR-END]               NOV-30-1999        NOV-30-1999
[PERIOD-START]                  DEC-01-1998        DEC-01-1999
[PERIOD-END]                    NOV-30-1999        AUG-31-2000
[CASH]                                0                 0
[SECURITIES]                          0                 0
[RECEIVABLES]                         0                 0
[ALLOWANCES]                          0                 0
[INVENTORY]                           0                 0
[CURRENT-ASSETS]                      0                 0

[PP&E]                                0                 0
[DEPRECIATION]                        0                 0
[TOTAL-ASSETS]                        0                 0
[CURRENT-LIABILITIES]              1137              1137
[BONDS]                               0                 0
[PREFERRED-MANDATORY]                 0                 0
[PREFERRED]                           0                 0
[COMMON]                          10,093            10,093
[OTHER-SE]                             0                 0
[TOTAL-LIABILITY-AND-EQUITY]          0                 0
[SALES]                               0                 0
[TOTAL-REVENUES]                      0                 0
[CGS]                                 0                 0
[TOTAL-COSTS]                         0                 0
[OTHER-EXPENSES]                      0                 0
[LOSS-PROVISION]                      0                 0

[INTEREST-EXPENSE]                    0                 0
[INCOME-PRETAX]                       0                 0
[INCOME-TAX]                          0                 0
[INCOME-CONTINUING]                   0                 0
[DISCONTINUED]                        0                 0
[EXTRAORDINARY]                       0                 0
[CHANGES]                             0                 0
[NET-INCOME]                          0                 0
[EPS-BASIC]                         (.00)             (.00)
[EPS-DILUTED]                         (.00)             (.00)